NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

FILE No.
82-3874


05005671


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C. 213 SECTION

January 20, 2005

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated January 20, 2005

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

B. O'Neill

BARBARA O'NEILL

PROCESSED
FEB 0 9 2005
THOMSON
FINANCIAL

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: January 20, 2005**

NEWS RELEASE 05-01

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

Private Placement

Subject to regulatory approval, Manson Creek Resources Ltd. ("Manson") is pleased to announce a proposed non-brokered private placement of up to $750,000.

The Private Placement would be comprised of a maximum of 5,454,545 Non-Flow-Through Units issued at $0.11 per Unit and 1,071,428 Flow-Through Units issued at $0.14 per Unit.

Each of the 5,454,545 Units will be comprised of one common share of Manson and one full share purchase warrant that may be exercised to purchase one common share at a price of $0.14 for a period of two years from the date of issue.

Each of the 1,071,428 Flow-Through Units will consist of one flow-through common share of Manson and one full share purchase warrant that may be exercised to purchase one common share at a price of $0.14 per share for a period of two years from the date of issue.

The Units will be offered by way of private placement exemption in certain provinces of Canada, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Proceeds of the financing will be used to conduct a drill program on the Company's CR Property located in British Columbia, to evaluate a new mineral prospects and for working capital purposes. The budget for the drill program is Cdn. $150,000.



"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: January 20, 2005**

NEWS RELEASE 05-01

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

Private Placement

Subject to regulatory approval, Manson Creek Resources Ltd. ("Manson") is pleased to announce a proposed non-brokered private placement of up to $750,000.

The Private Placement would be comprised of a maximum of 5,454,545 Non-Flow-Through Units issued at $0.11 per Unit and 1,071,428 Flow-Through Units issued at $0.14 per Unit.

Each of the 5,454,545 Units will be comprised of one common share of Manson and one full share purchase warrant that may be exercised to purchase one common share at a price of $0.14 for a period of two years from the date of issue.

Each of the 1,071,428 Flow-Through Units will consist of one flow-through common share of Manson and one full share purchase warrant that may be exercised to purchase one common share at a price of $0.14 per share for a period of two years from the date of issue.

The Units will be offered by way of private placement exemption in certain provinces of Canada, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Proceeds of the financing will be used to conduct a drill program on the Company's CR Property located in British Columbia, to evaluate a new mineral prospects and for working capital purposes. The budget for the drill program is Cdn. $150,000.



"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: January 20, 2005**

NEWS RELEASE 05-01

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

Private Placement

Subject to regulatory approval, Manson Creek Resources Ltd. ("Manson") is pleased to announce a proposed non-brokered private placement of up to $750,000.

The Private Placement would be comprised of a maximum of 5,454,545 Non-Flow-Through Units issued at $0.11 per Unit and 1,071,428 Flow-Through Units issued at $0.14 per Unit.

Each of the 5,454,545 Units will be comprised of one common share of Manson and one full share purchase warrant that may be exercised to purchase one common share at a price of $0.14 for a period of two years from the date of issue.

Each of the 1,071,428 Flow-Through Units will consist of one flow-through common share of Manson and one full share purchase warrant that may be exercised to purchase one common share at a price of $0.14 per share for a period of two years from the date of issue.

The Units will be offered by way of private placement exemption in certain provinces of Canada, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Proceeds of the financing will be used to conduct a drill program on the Company's CR Property located in British Columbia, to evaluate a new mineral prospects and for working capital purposes. The budget for the drill program is Cdn. $150,000.



"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.